Exhibit 99.1

Phaos Technology Holdings (Cayman) Limited Provides Required Going Concern Disclosure

SINGAPORE, October 26, 2026 (GLOBE NEWSWIRE) — Phaos Technology Holdings (Cayman) Limited (NYSE American: POAS) (“Phaos” or the “Company”) reports that AssentSure PAC’s audit report for the fiscal year ended April 30, 2026 includes a going-concern explanatory paragraph expressing substantial doubt about the Company’s ability to continue operating as a going concern.

As disclosed in its FY2026 Annual Report, management identified no immediate liquidation concern and outlined mitigation plans involving debt and equity financing, product-sale cash flows and potential shareholder support.

These mitigation plans are intended to strengthen the Company’s financial position. They should not be interpreted as an assurance that financing will be secured, shareholder support will be available or the going-concern uncertainty will be resolved.

The Company filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”) on August 31, 2026. The report and audited financial statements are available through SEC EDGAR and the Company’s investor-relations website.

This announcement is being issued pursuant to Sections 401(h) and 610(b) of the NYSE American Company Guide. It does not amend or otherwise change the Company’s previously filed FY2026 Annual Report or audited consolidated financial statements. Investors should review the going-concern discussion and associated risks in those filings.

About Phaos Technology Holdings (Cayman) Limited

Phaos Technology Holdings (Cayman) Limited is a Singapore-headquartered company with roots in advanced microscopy technology. The Company is pursuing a strategic repositioning toward engineering, procurement and construction (“EPC”), with the intention of broadening its business beyond microscopy. This strategic direction remains under development, with implementation dependent on the resources, capabilities and approvals required for the relevant initiatives.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995, to the extent applicable. These include statements concerning financing, liquidity, operating cash flows, shareholder support, management’s mitigation plans, the Company’s strategic repositioning toward EPC and its ability to continue operating. Words such as “anticipate,” “believe,” “expect,” “intend,” “plan” and similar expressions may identify forward-looking statements.

These statements reflect management’s expectations and assumptions when made and are not guarantees of future performance. Actual outcomes may differ materially because of risks and uncertainties, including an inability to secure financing on acceptable terms, insufficient operating cash flows, unavailable shareholder support, unsuccessful mitigation measures, delays or difficulties in implementing the EPC strategy, and other risks described in the Company’s FY2026 Form 20-F and subsequent SEC reports. There can be no assurance that the strategic repositioning will be completed or produce the intended benefits.

Readers should not place undue reliance on these statements, which speak only as of the date of this release. The Company undertakes no obligation to update them except as required by applicable law.

No Offer or Solicitation

This announcement is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to purchase securities. References to potential financing or strategic initiatives do not constitute a commitment that any financing or transaction will be completed.

Investor Relations Contact

Phaos Technology Holdings (Cayman) Limited

ir@phaostech.com